                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*


                           APRIA HEALTHCARE GROUP INC.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of class of securities)

                                    037933108
                                 (CUSIP number)


                               Ralph V. Whitworth
                            Relational Investors, LLC
                     4330 La Jolla Village Drive, Suite 220
                           San Diego, California 92122
                                 (619) 597-9400
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                 April 19, 1999
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                                  SCHEDULE 13D

CUSIP No.         037933108
--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         RELATIONAL INVESTORS, LLC
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [ ]
         (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY
--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
         00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)              [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
 NUMBER OF        7 SOLE VOTING POWER
  SHARES            10,915,266
BENEFICIALLY      --------------------------------------------------------------
  OWNED BY        8 SHARED VOTING POWER
   EACH           --------------------------------------------------------------
REPORTING         9 SOLE DISPOSITIVE POWER
PERSON WITH         10,915,266
                  --------------------------------------------------------------
                  10 SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
   10,915,266
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES [ ]
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   21.05%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
   OO

                                  SCHEDULE 13D

CUSIP No.         037933108
--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         RELATIONAL INVESTORS, L.P.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [ ]
         (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY
--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
         WC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)              [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
 NUMBER OF        7 SOLE VOTING POWER
  SHARES            7,003,425
BENEFICIALLY      --------------------------------------------------------------
  OWNED BY        8 SHARED VOTING POWER
   EACH           --------------------------------------------------------------
REPORTING         9 SOLE DISPOSITIVE POWER
PERSON WITH         7,003,425
                  --------------------------------------------------------------
                  10 SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
   7,003,425
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES [ ]
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13.51%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
   PN

                                  SCHEDULE 13D

CUSIP No. 037933108
--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         RELATIONAL INVESTORS, L.P.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [ ]
         (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY
--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
         WC/00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)              [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
 NUMBER OF        7 SOLE VOTING POWER
  SHARES            295,564
BENEFICIALLY      --------------------------------------------------------------
  OWNED BY        8 SHARED VOTING POWER
   EACH           --------------------------------------------------------------
REPORTING         9 SOLE DISPOSITIVE POWER
PERSON WITH         295,564
                  --------------------------------------------------------------
                  10 SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
   295,564
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES [ ]
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   0.57%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
   PN

                                  SCHEDULE 13D

CUSIP No. 037933108
--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         RELATIONAL INVESTORS, L.P.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [ ]
         (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY
--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
         WC/00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)              [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
 NUMBER OF        7 SOLE VOTING POWER
  SHARES            453,557
BENEFICIALLY      --------------------------------------------------------------
  OWNED BY        8 SHARED VOTING POWER
   EACH           --------------------------------------------------------------
REPORTING         9 SOLE DISPOSITIVE POWER
PERSON WITH         453,557
                  --------------------------------------------------------------
                  10 SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
   453,557
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES [ ]
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   0.87%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
   PN

                                  SCHEDULE 13D

CUSIP No. 037933108
--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         RELATIONAL INVESTORS, L.P.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [ ]
         (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY
--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
         WC/00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)              [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
 NUMBER OF        7 SOLE VOTING POWER
  SHARES            913,923
BENEFICIALLY      --------------------------------------------------------------
  OWNED BY        8 SHARED VOTING POWER
   EACH           --------------------------------------------------------------
REPORTING         9 SOLE DISPOSITIVE POWER
PERSON WITH         913,923
                  --------------------------------------------------------------
                  10 SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
   913,923
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES [ ]
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   1.76%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
   PN

                                  SCHEDULE 13D

CUSIP No. 037933108
--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         RALPH V. WHITWORTH
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [ ]
         (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY
--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
         NA
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)              [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                  7 SOLE VOTING POWER
 NUMBER OF        --------------------------------------------------------------
  SHARES          8 SHARED VOTING POWER
BENEFICIALLY        10,915,266
  OWNED BY        --------------------------------------------------------------
   EACH           9 SOLE DISPOSITIVE POWER
REPORTING         --------------------------------------------------------------
PERSON WITH       10 SHARED DISPOSITIVE POWER
                     10,915,266
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
   10,915,266
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES [ ]
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   21.05%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
   IN

                                  SCHEDULE 13D

CUSIP No. 037933108
--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         DAVID H. BATCHELDER
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [ ]
         (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY
--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
         See Item 3
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)              [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                  7 SOLE VOTING POWER
 NUMBER OF          75,000
  SHARES          --------------------------------------------------------------
BENEFICIALLY      8 SHARED VOTING POWER
  OWNED BY          10,915,266
   EACH           --------------------------------------------------------------
REPORTING         9 SOLE DISPOSITIVE POWER
PERSON WITH         75,000
                  --------------------------------------------------------------
                  10 SHARED DISPOSITIVE POWER
                    10,915,266
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
   10,990,266
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES [ ]
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   21.20%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
   IN

                                  SCHEDULE 13D

CUSIP No. 037933108
--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         JOEL L. REED
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [ ]
         (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY
--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
         NA
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)              [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                  7 SOLE VOTING POWER
 NUMBER OF
  SHARES          --------------------------------------------------------------
BENEFICIALLY      8 SHARED VOTING POWER
  OWNED BY          10,915,266
   EACH           --------------------------------------------------------------
REPORTING         9 SOLE DISPOSITIVE POWER
PERSON WITH
                  --------------------------------------------------------------
                  10 SHARED DISPOSITIVE POWER
                    10,915,266
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
   10,915,266
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES [ ]
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   21.05%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
   IN

        Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned hereby amend their Schedule 13D statement dated October 9, 1997, as amended to date by Amendments Nos. 1 through 4 (the "Schedule 13D"), relating to the common stock, par value $0.001 per share (the "Shares") of Apria Healthcare Group Inc. (the "Company"). Unless otherwise indicated, all defined terms used herein shall have the same meanings ascribed to them in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The answer to Item 3 is hereby amended by the addition, following the last paragraph thereof, of the following:

        The source and amount of funds for Shares acquired since April 8, 1999, the date of Amendment No. 4 to the Schedule 13D, are as follows:

        Accounts managed by RILLC purchased an aggregate of 355,126 Shares for total consideration (including brokerage commissions) of $4,637,157 derived from capital in the managed accounts and margin borrowings from the clients' margin accounts at Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ").

        RILP purchased an aggregate of 2,445,861 Shares for total consideration (including brokerage commissions) of $31,796,193 derived from the capital of RILP.

        RFP purchased an aggregate of 63,409 Shares for total consideration (including brokerage commissions) of $824,317 derived from the capital of RFP and margin borrowings from a margin account at DLJ.

        RCP purchased an aggregate of 90,970 Shares for total consideration (including brokerage commissions) of $1,182,610 derived from the capital of RCP and margin borrowings from a margin account at DLJ.

        RP purchased an aggregate of 269,734 Shares for total consideration (including brokerage commissions) of $3,506,542 derived from the capital of RP and margin borrowings from a margin account at DLJ.

        Interest on the margin debt balance of each of the margin accounts described above is charged at the then Federal Funds Rate plus 75 basis points. DLJ has a lien on the Shares held by the account managed by RILLC and those held by each of RFP, RCP and RP to secure the repayment of the margin borrowings described above.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        The answers to Item 5(a), (b) and (c) are hereby amended and restated in their entirety, as follows:

        (a) As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 10,990,266 Shares constituting 21.20% of the outstanding Shares. The percentage of Shares owned is based upon 51,799,035 Shares outstanding at April 1, 1999 as set forth in the Company's Form 10-K for the fiscal year ended December 31, 1998. In addition, in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, 51,666 Shares which are subject to stock options exercisable within 60 days of the date of this Amendment and which are deemed to be beneficially owned by the Reporting Persons (collectively) and each of RILLC and Messrs. Whitworth, Batchelder and Reed are deemed to be outstanding for the purpose of computing the percentages of Shares outstanding owned by the Reporting Persons (collectively), RILLC and Messrs. Whitworth, Batchelder and Reed (but not RILP, RFP, RCP or RP).

        Each of the Reporting Persons may be deemed to have direct beneficial ownership of Shares as follows:

NAME                                    NUMBER OF SHARES  PERCENT OF OUTSTANDING SHARES
----                                    ----------------  -----------------------------
David Batchelder                                  75,000                      0.14%
RILLC                                          2,248,797                      4.34%
RILP                                           7,003,425                     13.51%
RFP                                              453,557                      0.87%
RCP                                              295,564                      0.57%
RP                                               913,923                      1.76%

        RILLC, in its capacity as an investment management consultant, may be deemed to possess direct beneficial ownership of the 2,197,131 Shares that are owned by separate accounts which it manages and of the 51,666 Shares which are subject to stock options exercisable within 60 days of the date of this Amendment. In addition, RILLC, as the sole general partner of each of RILP, RFP, RCP and RP may be deemed indirectly to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) 8,666,469 Shares (or 16.71% of outstanding Shares) of which one of RILP, RFP, RCP or RP may be deemed to possess direct beneficial ownership.

        In addition to the Shares of which Mr. Batchelder is the direct beneficial owner, as a Managing Member of RILLC, Mr. Batchelder, as well as Messrs. Whitworth and Reed may be deemed to share beneficial ownership of the 10,915,266 Shares (or 21.05% of outstanding Shares) which RILLC may beneficially own. Each of Messrs. Whitworth, Batchelder and Reed disclaims beneficial ownership of such 10,915,266 Shares for all other purposes.

        To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any Shares.

        (b) Mr. Batchelder has the sole power to vote or direct the vote of 75,000 Shares and the sole power to dispose or direct the disposition of such Shares.

        RILP has the sole power to vote or direct the vote of 7,003,425 Shares and the sole power to dispose or direct the disposition of such Shares.

        RFP has the sole power to vote or direct the vote of 453,557 Shares and the sole power to dispose or direct the disposition of such Shares.

        RCP has the sole power to vote or direct the vote of 295,564 Shares and the sole power to dispose or direct the disposition of such Shares.

        RP has the sole power to vote or direct the vote of 913,923 Shares and the sole power to dispose or direct the disposition of such Shares.

        RILLC has the sole power to vote or direct the vote of 2,197,131 Shares held by separate accounts which it manages and of 51,666 Shares that are subject to stock options exercisable within 60 days of the date of this Amendment, and the sole power to dispose or direct the disposition of such Shares. In addition, RILLC, as sole General Partner of RILP, RFP, RCP and RP, may be deemed to have the sole power to vote or direct the vote of 8,666,469 Shares held by such Reporting Persons, and the sole power to dispose or direct the disposition of such Shares. Messrs. Batchelder, Whitworth and Reed, as the Managing Members of RILLC, may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

        (c) Information concerning transactions in the Shares by the Reporting Persons during the past sixty (60) days is set forth in Exhibit 1C attached hereto.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The answer to Item 6 is hereby amended by the addition, following the last paragraph thereof, of the following:

        The purchases reported in this Amendment No. 5 were made in a privately negotiated transaction pursuant to a Stock Purchase Agreement, dated April 19, 1999, a copy of which is filed herewith as Exhibit 7. The purchase price for the acquired shares is $13.00 net per share. In the Stock Purchase Agreement, the partes thereto made representations and warranties that are customary in transactions of this type.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        The following Exhibits are filed herewith:

        1. Information concerning transactions in the Shares effected by the Reporting Persons (as of October 9, 1997).*

        1A Information concerning transactions in the Shares effected by the Reporting Persons within the last sixty days (as of November 20, 1998).***

        1B Information concerning transactions in the Shares effected by the Reporting Persons within the last sixty days (as of April 8, 1999).****

        1C Information concerning transactions in the Shares effected by the Reporting Persons within the last sixty days (as of April 20, 1999).

        2. Customer Agreement with Donaldson, Lufkin & Jenrette Securities Corporation.*

        3.      Joint Filing Agreement.*

        4. Stockholder Agreement, dated February 3, 1998, among JLL Argosy Apria, LLC, CIBC WG Argosy Merchant Fund 2, LLC, Joseph Littlejohn & Levy Fund III, L.P., Relational Investors, LLC, HBI Financial, Inc. and Apria Healthcare Group, Inc.**

        5. Standby Purchase Agreement dated as of November 3, 1998, between Apria Healthcare Group Inc. and Relational Investors, LLC, on behalf of the entities named therein.***

        6. Registration Rights Agreement dated as of November 3, 1998, between Apria Healthcare Group Inc. and Relational Investors, LLC, on behalf of the entities named therein.***

        7. Stock Purchase Agreement, dated April 19, 1999, among the persons identified on Schedules A and B thereto.

        * Filed with the initial Schedule 13D of the Reporting Persons, dated October 9, 1997.

        ** Filed with Amendment No. 2 to the Schedule 13D of the Reporting Persons, dated February 5, 1998.

        *** Filed with Amendment No. 3 to the Schedule 13D of the Reporting Persons, dated November 20, 1998.

        **** Filed with Amendment No. 4 to the Schedule 13D of the Reporting Persons, dated April 8, 1999.

                                   SIGNATURES

        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this statement is true, complete and correct.

Dated: April 21, 1999


RELATIONAL INVESTORS, L.P.
RELATIONAL FUND PARTNERS, L.P.
RELATIONAL COAST PARTNERS, L.P.
RELATIONAL PARTNERS, L.P.

By:  Relational Investors, LLC
         as general partner to each

         By: /s/ David Batchelder
            -----------------------------
            David Batchelder
            Managing Member


RELATIONAL INVESTORS, LLC

By: /s/ David Batchelder
   -----------------------------
   David Batchelder
   Managing Member


/s/ Ralph V. Whitworth
--------------------------------
Ralph V. Whitworth


/s/ David H. Batchelder
--------------------------------
David H. Batchelder


/s/ Joel L. Reed
--------------------------------
Joel L. Reed

                                  EXHIBIT INDEX

EXHIBIT NO.                     DESCRIPTION
-----------                     -----------
1.                         Information concerning transactions in the Shares
                           effected by the Reporting Persons  (as of October 9, 1997).*

1A Information concerning transactions in the Shares effected by the Reporting Persons within the last sixty days (as of November 20, 1998).***

1B Information concerning transactions in the Shares effected by the Reporting Persons within the last sixty days (as of April 8, 1999).****

1C Information concerning transactions in the Shares effected by the Reporting Persons within the last sixty days (as of April 20, 1999).

2.                         Customer Agreement with Donaldson, Lufkin & Jenrette
                           Securities Corporation.*

3.                         Joint Filing Agreement.*

4.                         Stockholder Agreement, dated February 3, 1998, among
                           JLL Argosy Apria, LLC, CIBC WG Argosy Merchant Fund
                           2, LLC, Joseph Littlejohn & Levy Fund III, L.P.,
                           Relational Investors, LLC, HBI Financial, Inc. and
                           Apria Healthcare Group, Inc.**

5.                         Standby Purchase Agreement dated as of November 3,
                           1998 between Apria Healthcare Group Inc. and
                           Relational Investors, LLC, on behalf of the entities named therein.***

6.                         Registration Rights Agreement dated as of November 3,
                           1998 between Apria Healthcare Group Inc. and
                           Relational Investors, LLC, on behalf of the entities named therein.***

7. Stock Purchase Agreement, dated April 19, 1999, among the persons identified on Schedules A and B thereto.

        * Filed with the initial Schedule 13D of the Reporting Persons, dated October 9, 1997.

        ** Filed with Amendment No. 2 to the Schedule 13D of the Reporting Persons, dated February 5, 1998.

        *** Filed with Amendment No. 3 to the Schedule 13D of the Reporting Persons, dated November 20, 1998.

        **** Filed with Amendment No. 4 to the Schedule 13D of the Reporting Persons, dated April 8, 1999.